Exhibit 99.1

Ballard launches HPU Agile-H: 80kW of clean power in a lightweight, towable unit

Designed by GeoPura, manufactured by Siemens Energy and powered by a Ballard fuel cell, HPU Agile-H is available to pre-order now for delivery in Q1 2027 HPU Agile-H

Ballard Agile-H

VANCOUVER, BC and NEWCASTLE, United Kingdom, Oct. 28, 2026 /CNW/ -- Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP), through its recent acquisition, GeoPura, has launched the HPU Agile-H, a lightweight, towable Hydrogen Power Unit (HPU) developed in response to customer demand for smaller, more flexible clean power. Available for sale across the UK, Europe and North America, it provides a mobile alternative to diesel generation for lower loads, short-term projects, remote locations and operations with limited access to the grid.

Alongside strong demand for multi-megawatt hydrogen power for data centres, grid augmentation and critical industrial operations, customers are seeking smaller, mobile units for lower loads and shorter-term applications. HPU Agile-H addresses this growing need, expanding Ballard's established hydrogen power range.

HPU Agile-H combines a Ballard hydrogen fuel cell with integrated battery storage to deliver 80kW of continuous power. The battery responds instantly to changing demand, providing the stable, reliable electricity needed for applications ranging from construction sites to live broadcasting.

Built on years of operational experience, the unit brings proven hydrogen power technology into a compact format that customers can own and move between locations. It can be towed by a suitable SUV or large panel van and deployed by one technician in under 20 minutes. Multiple units can also work together to meet larger power requirements.

Ballard provides the green hydrogen to fuel its generators through its growing production facilities and network of hydrogen storage and delivery assets. The company also remotely monitors and controls the units, supporting reliable operation and giving customers a complete solution covering fuel supply, power generation and ongoing operational support.

HPU Agile-H generates electricity without combustion, producing no carbon dioxide, nitrogen oxides or particulate emissions at the point of use. Replacing diesel generators protects local air quality for workers, production crews, artists and audiences, while quiet operation supports use in noise-sensitive locations.

Andrew Cunningham, President of Ballard, said: "Hydrogen power needs to fit the way customers work. For some, that means supplying megawatts of electricity to a data centre. For others, it means getting power to a temporary site quickly, then moving it on when the job is done.

"HPU Agile-H gives customers that flexibility, with the reliability and responsiveness the job demands. It also removes diesel fumes and reduces noise, creating a better, safer working environment for those nearby.

"We supply the hydrogen and provide the teams to deploy and support the units, making the transition straightforward. Together with Ballard, we can bring that approach to more customers and more markets."

HPU Agile-H supports construction, events, film and TV, broadcasting, defence, emergency response and critical national infrastructure. Applications include powering site compounds, welfare cabins, lighting and equipment; supporting EV charging; supplying event and broadcast infrastructure and providing emergency power.

Designed for demanding environments, HPU Agile-H combines built-in safety systems with remote monitoring and control, giving customers confidence in their power supply wherever they operate.

The launch follows GeoPura's recent acquisition by Ballard, bringing together GeoPura's hydrogen production, logistics and power delivery capabilities with Ballard's fuel cell expertise and international reach. HPU Agile-H broadens the combined business's range, supporting customers with power requirements from 50kW to 50MW across the UK, Europe and North America.

Pre-orders for HPU Agile-H are open now, with deliveries scheduled for Q1 2027. To discuss your power requirements, request pricing or place a pre-order, visit www.geopura.com.

About Ballard

Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) is a global leader in zero-emission hydrogen energy solutions and an integrated Energy-as-a-Service (EaaS) provider. Together, with its wholly owned subsidiary, GeoPura Ltd., Ballard delivers turnkey, vertically integrated hydrogen ecosystem solutions spanning hydrogen production, logistics, refuelling, zero-emission fuel cell engines, and stationary Hydrogen Power Units.

Ballard powers critical off-grid, stationary applications - including construction, events, film sets, healthcare, defense, temporary power infrastructure, and supplies fuel cell engines for heavy-duty mobility applications such as bus, rail, and marine. With an EaaS model, combined with cutting-edge technology across the hydrogen value chain, Ballard decarbonizes mission-critical operations worldwide. To learn more about Ballard, visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product and service attributes, product deliveries, and deployments. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

Further Information

Sumit Kundu – Investor Relations, +1.604.360.9714 or investors@ballard.com

View original content to download multimedia:https://www.prnewswire.com/news-releases/ballard-launches-hpu-agile-h-80kw-of-clean-power-in-a-lightweight-towable-unit-302921736.html

SOURCE Ballard Power Systems Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/October2026/28/c6153.html

%CIK: 0001453015

CO: Ballard Power Systems Inc.

CNW 07:30e 28-OCT-26